

June 29, 2011

Yidian Dong
Chief Executive Officer
Landmark Energy Enterprise, Inc.
1404 E Joppa Road
Towson, MD 21286

>   **Re: Landmark Energy Enterprise, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2010**
>   **Filed February 11, 2011**
>   **Correspondence Submitted May 31, 2011**
>   **File No. 000-54153**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Cover Page

1. Please revise to correct your telephone number on future and any amended SEC filings.

Item 9A. Controls and Procedures, page 15

2. We note your response to comment one in our letter dated May 13, 2011 and reissue this comment in part. We note from your proposed disclosure that management mistakenly failed to include management's annual report on internal control over financial reporting (ICFR) in your Form 10-K. However, you have not addressed how this mistake affected your conclusion regarding the effectiveness of disclosure controls and procedures (DC&P). We also note from your proposed disclosure that you have identified material

weaknesses in your ICFR as of October 31, 2010. You should also consider the impact of this material weakness on your conclusion regarding DC&P. As previously requested, tell us why your disclosure controls failed to detect this material omission after the fact and why, in the face of this omission, you continue to believe that DC&P are effective. Alternatively, revise the Form 10-K and subsequent Form 10-Q to disclose that DC&P were not effective. Please ensure that you include updated certifications that refer to your amended Form 10-K and Form 10-Q/A as appropriate.

3. In addition, you have indicated that you intend to file an amended Form 10-Q for the quarter ended January 31, 2011 to conclude that your ICFR was not effective as of January 31, 2011. Please note that Item 308(a) of Regulation S-K disclosure regarding ICFR is an annual disclosure and is not required in a Form 10-Q. We refer you to Items 307 and 308(c) of Regulation S-K.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Man C. Yam, Esq.
        Bernard & Yam, LLP
        Via E-Mail